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                                                    FIRST QUARTER REPORT - 1998

                                                      DEAR FELLOW SHAREHOLDERS:

[VISTA GOLD CORP. LOGO]

Despite depressed gold prices, the Company had an excellent first quarter as the Hycroft mine achieved record gold production. Early this year, measures were taken to reduce costs and improve the Company's cash position, and as a result of these successful efforts, the Company realized net earnings of $2.2 million, or $0.02 per share for the first quarter of 1998, as compared to net losses of $0.7 million, or $0.01 per share for the first quarter of 1997.

At the Hycroft mine, a record 35,017 ounces of gold were produced during the current quarter, as compared to 30,135 for the same period in 1997. The increased gold production resulted in part from higher than expected ore grades and production volumes from the Brimstone pit. In January 1998, the Company made plans to control costs and temporarily reduced mining activities at the mine. As a result, the mine was able to decrease its cash operating cost per ounce. For the quarter ended March 31, 1998, the cash operating cost per ounce was $207, a decrease of $66, or 24 percent, from 1997.

Also in January 1998 while gold prices were at 18-year lows, the Company liquidated its forward position in the gold futures market and generated $9.5 million in cash. The transaction enabled the Company to improve its cash and working capital position. Proceeds from the liquidation were used to reduce the Company's current bank debt and accounts payable by $4.5 million and $3.6 million, respectively. Including the cash proceeds from the transaction, the Company generated $11.3 million in cash from operating activities during the first quarter of 1998.

As of March 31, 1998, the Company's cash balance was $2.9 million, an increase of $1.1 million from December 31, 1997. The improved cash position, together with higher Brimstone ore grades and production volumes, has allowed the Company to review its mining plans and defer the suspension of ore mining until August 1998 from the previously scheduled May 1998 suspension. As a result, estimated 1998 gold production from the Hycroft mine has been increased from 95,000 to 105,000 ounces.

Presently, gold production from inventoried ore at the Hycroft mine is planned to continue through 1999 and into 2000. However, bulk sampling of ore from the Brimstone pit and other technical studies are in progress. Hycroft's engineers are reviewing the longer term implications of the favorable ore grade and tonnage variances, including the possibility of further extensions to the mine plan.

At the Amayapampa and Capa Circa projects in Bolivia, carrying costs to maintain the projects have been reduced consistent with the Company's plans to start development when gold prices return to levels above $325 per ounce. The Company is currently conducting additional work on the underground Capa Circa mine to identify additional sources of higher grade ore, which could be processed at the nearby, proposed Amayapampa plant. The combination of the two operations enhance the project's estimated financial returns, making financing more attractive at lower gold prices.

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At the Guariche project in Venezuela, the Company terminated the option agreement with L.B. Mining Co. on May 6, 1998, because the economic terms were unacceptable in today's gold market. The Company is continuing discussions with
L. B. Mining Co. to reach an agreement more consistent with current gold prices.

Subsequent to March 31, 1998, Zamora Gold corp. ("Zamora") announced it had signed an agreement to acquire various property interests in Ecuador from a major Ecuadorian mineral exploration company. Vista presently owns 48.7 percent of the outstanding common shares of Zamora. As a condition of the transaction, Zamora will issue 39.5 million common shares to the Ecuadorian company for the acquisition of the property interests and an additional 6.5 million common shares to Vista in settlement of debts owed by Zamora to Vista. After completing the transaction, which is subject to regulatory and shareholder approvals, 25.5 percent of the outstanding common shares of Zamora will be held by Vista.

The acquisition will further consolidate the major properties held by Zamora, including the Mina Real and Nambija 1 concessions, in the highly prospective Nambija gold belt in Southern Ecuador. Additional exploration is planned and, at the same time, joint venture opportunities will be pursued for the porphyry copper development on the Mina Real properties.

On May 7, 1998, the Company signed an agreement with Claude Resources Inc. to sell the subsidiary that owns the Tartan Lake gold mine assets near Flin Flon, Manitoba. The purchase price was payable in approximately 1.0 million shares of Claude Resources common stock. Through a subsequent arrangement, the Company has agreed to sell the Claude Resources shares in May 1998 for approximately U.S. $1.5 million, further improving the Company's cash position.

Vista Gold is well positioned to endure the continuing depression in the gold markets. The Company's cash position is adequate and should improve even at today's low gold prices. The steps we have taken have proven to be appropriate for the current gold price environment, although we are planning for, but not relying on, more favorable gold prices. Until then, the Company is actively reviewing its operations, and seeking appropriate acquisitions in light of today's economics. As we explore additional opportunities to strengthen the Company and enhance shareholder value, our outlook is positive.


/s/ Michael B. Richings
-----------------------

Mike B. Richings
President and Chief Executive Officer

May 21, 1998


The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20-F as amended.

For further information, please contact Michael B. Richings, President and CEO at (303) 629-2450 or (888) 629-2450.

(303) 629-2450 -voice 370 Seventeenth Street - Suite 3000 - Denver, CO 80202
(303) 629-2499 - fax


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